MoneyHero Limited

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore

January 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MoneyHero Limited (the “Company”)
Registration Statement on Form F-1
Originally Filed October 27, 2023
File No. 333- 275205

Dear Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-275205) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on January 22, 2024 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Steve Lin at +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) of Kirkland & Ellis International LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

MoneyHero Limited

By:	/s/ Shaun Kraft
Name:	Shaun Kraft
Title:	Chief Financial Officer and Chief Operating Officer